Exhibit 12

Qwest Corporation

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Successor	Predecessor
	Six months ended September 30,	Three months ended March 31,	Years ended December 31,
	2011	2011	2010	2009	2008	2007	2006
Income before income taxes	598	490	1,873	1,921	2,267	2,440	1,882
Add: estimated fixed charges	211	171	689	705	671	682	700
Add: estimated amortization of capitalized interest	4	2	10	11	12	10	10
Less: interest capitalized	(3)	(3)	(12)	(10)	(14)	(12)	(12)

Total earnings available for fixed charges	810	660	2,560	2,627	2,936	3,120	2,580

Estimate of interest factor on rentals	25	18	62	63	68	62	72
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	183	150	615	632	589	608	616
Interest capitalized	3	3	12	10	14	12	12

Total fixed charges	211	171	689	705	671	682	700

Ratio of earnings to fixed charges	3.8	3.9	3.7	3.7	4.4	4.6	3.7

(1) Interest	expense includes only interest related to long-term debt and capital lease obligations.